

February 25, 2014

Via E-mail
Mr. Lee Adrean
Corporate Vice President &
Chief Financial Officer
Equifax Inc.
1550 Peachtree Street, N.W.
Atlanta, Georgia 30309

     Re: **Equifax Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2012
                Filed February 22, 2013
                Response dated February 20, 2014
                File No. 001-06605

Dear Mr. Adrean:

We have reviewed your response and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Internal Controls Over Financial Reporting

1.   We have reviewed your response to comment 2. Because you did not identify or remediate the deficiency in Disclosure Controls and Procedures until after year end, it appears that Disclosure Controls and Procedures may not have been effective as of December 31, 2013. Please advise us. Further, please expand your proposed disclosure to explain the nature of the deficiency in more detail, when it occurred, when and how it was discovered, as well as how it was remediated.

2.   With regard to the material weakness in Internal Control over Financial Reporting, please expand your proposed disclosure to clearly identify the nature of the material weakness, when it occurred and the circumstances leading to its discovery.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage Jr., for

Larry Spirgel
Assistant Director